KPMG Audit plc	Audit	Tel +44 (0) 161 246 4000	Fax +44 (0) 161 246 4040

1 St Peter’s Square

Manchester M2 3AE

United Kingdom

Securities and Exchange Commission
Washington, D.C. 20549

15 March 2018

Ladies and Gentlemen

We were previously principal accountants for Innospec Inc. (the “Company”) and, under the date of February 15, 2018, we reported on the consolidated financial statements of Innospec Inc. and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017. On March, 12 2018, we informed the Company’s Audit Committee that due to an internal reorganization of KPMG’s U.K. operations, KPMG in the U.K. had instigated an orderly wind down of the business of KPMG Audit plc and requested a transfer of the Company’s audit to KPMG LLP. Accordingly, in view of KPMG LLP’s agreement to accept the audit role, we indicated that we would not accept appointment (and thereby ratification by the Company’s stockholders) as the Company’s independent registered public accounting firm for the Company’s 2018 fiscal year and would not audit the financial statements of the Company for the fiscal year ending December 31, 2018.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 15, 2018, and we agree with such statements.

Very truly yours

KPMG Audit plc